January 10, 2005

Mr. Peter G. Dornau
Chairman of Board of Directors and Chief Executive Officer
Ocean Bio-Chem, Inc.
4041 S.W. 47 Avenue
Fort Lauderdale, FL 33314

RE:  	Forms 8-K Item 4.01 filed December 16, 2004 and December
23, 2004
	File # 000-11102

Dear Mr. Dornau:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We read in your Form 8-K filed on December 16, 2004, that you
"terminated the services" of your former accountant. Please amend your Form 8-K to clarify whether your former accountant
"resigned,"
"declined to stand for re-election," or "was dismissed" in accordance with Item 304(a)(1)(i) of Regulation S-K.

2. We read in your Form 8-K filed on December 23, 2004, that you have
engaged the accounting firm of Levi, Cahlin & Co., CPA`s, to audit your year ended December 31, 2004 financial statements. However, it does not appear that Levi, Chalin & Co., CPA`s, is registered with the Public Company Accounting Oversight Board (PCAOB). Section 102
of the Sarbanes Oxley Act of 2002 makes it unlawful after October
22,
2003 for any person that is not a registered public accounting firm
(i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form
8-K after you have engaged new accountants that are registered with the PCAOB. In the new Item 4 Form 8-K, provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Levi, Chalin & Co., CPA`s, including an
Exhibit 16 letter from Levi, Chalin & Co., CPA`s.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K. File the amendment under cover of Form 8-KA and include the ITEM 4.01 designation. File the updated letter from the former accountant as an Exhibit 16.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5259.


Sincerely,




Jennifer Thompson
Staff Accountant
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Mr. Dornau
January 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE